

May 10, 2011

Via E-mail
Mr. Michael O. Johnson, Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re: Herbalife Ltd.**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed February 22, 2011

Exhibits

1. We reissue comment 10 of our letter dated April 8, 2011. Please confirm that you will file exhibit 10.35 in its entirety with your next periodic report. In this regard, we note that such exhibit was material at the time it was originally filed and Item 601(b)(10) of Regulation S-K does not provide an exception for schedules, exhibits and attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director